Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-262067

Republic of Peru Announces Exchange and Tender for Eligible Bonds and Issuance of New Bonds

LIMA, Peru, June 25, 2025 — The Republic of Peru (“Peru”) announced today the commencement of offers to (i) exchange certain of Peru’s outstanding U.S. dollar-denominated bonds, as set forth in the table below (the “Eligible USD Bonds”) for a new series of U.S. dollar-denominated global bonds due 2036 (the “New Bonds”) (collectively, the “Exchange Offers” and each, an “Exchange Offer”) and/or (ii) purchase for cash the Eligible USD Bonds and certain of Peru’s outstanding Euro-denominated bonds, as set forth in the table below (the “Eligible EUR Bonds”) (collectively, the “Cash Tender Offers” and each, a “Cash Tender Offer”). The Eligible USD Bonds and the Eligible EUR Bonds are referred to collectively herein as the “Eligible Bonds.” The Exchange Offers and Cash Tender Offers are referred to collectively herein as the “Offers.” The Offers are being conducted upon terms and subject to certain conditions set forth in the prospectus supplement dated June 25, 2025 (the “Prospectus Supplement”) and the accompanying prospectus (the “Prospectus”).

Series of Eligible USD Bonds	Outstanding Principal Amount		CUSIP	ISIN	Purchase Price(1)	Exchange Consideration(1)
7.350% USD-Denominated Global Bonds due 2025	U.S.$	424,614,000	715638 AS1	US715638AS19	$1,004.120	To be announced
2.392% USD-Denominated Global Bonds due 2026	U.S.$	346,221,000	715638 DE9	US715638DE95	$988.520	To be announced
4.125% USD-Denominated Global Bonds due 2027	U.S.$	617,667,000	715638 BU5	US715638BU55	$1,000.930	To be announced
2.844% USD-Denominated Global Bonds due 2030	U.S.$	645,446,000	715638 DA7	US715638DA73	$915.580	To be announced
2.783% USD-Denominated Global Bonds due 2031	U.S.$	3,207,050,000	715638 DF6	US715638DF60	$897.300	To be announced

(1)

Per U.S.$1,000 principal amount of Eligible USD Bonds validly tendered and accepted for exchange or purchase. Holders whose Eligible USD Bonds are validly tendered and accepted for exchange or purchase pursuant to the Offers will also receive accrued interest on their Eligible USD Bonds as described below, which will be paid in U.S. dollars.

Series of Eligible EUR Bonds	Outstanding Principal Amount	ISIN	Purchase Price(1)
2.750% EUR-Denominated Global Bonds due 2026	€844,749,000	XS1315181708	€1,004.090
3.750% EUR-Denominated Global Bonds due 2030	€935,004,000	XS1373156618	€1,031.000

(1)

Per €1,000 principal amount of Eligible EUR Bonds validly tendered and accepted for purchase. Holders whose Eligible EUR Bonds are validly tendered and accepted for purchase pursuant to the Cash Tender Offers will also receive accrued interest on their Eligible EUR Bonds, which will be paid in euros.

In the Exchange Offers, the exchange consideration (the “Exchange Consideration”) offered for each U.S.$1,000 principal amount of Eligible USD Bonds is the applicable principal amount of New Bonds to be announced by Peru as soon as reasonably practicable after the pricing of the New Bonds being concurrently offered for cash, via a press release to the news media. The coupon for the New Bonds will be announced at the same time.

In addition to the Exchange Consideration, holders of Eligible USD Bonds that are accepted for exchange pursuant to the Exchange Offers will also receive Exchange Offer Accrued Interest (as defined in the Prospectus Supplement), which will be payable in cash on the settlement date of the Exchange Offers and will be rounded to the nearest cent (U.S.$0.01).

In the Cash Tender Offers, the price (the “Purchase Price”) payable per U.S.$1,000 principal amount for Eligible USD Bonds and per €1,000 principal amount for Eligible EUR Bonds that are tendered by holders and accepted pursuant to the Cash Tender Offers is the applicable cash amount set forth in the applicable table above in the column labeled “Purchase Price.”

In addition to the Purchase Price, holders of Eligible Bonds that are accepted for tender pursuant to the Cash Tender Offers will also receive Tender Offer Accrued Interest (as defined in the Prospectus Supplement), which will be payable in cash on the settlement date of the Cash Tender Offers.

THE OFFERS WILL COMMENCE AT APPROXIMATELY 8:00 A.M., NEW YORK CITY TIME, ON JUNE 25, 2025. THE OFFERS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 1, 2025, UNLESS EXTENDED OR EARLIER TERMINATED BY PERU, IN ITS SOLE AND ABSOLUTE DISCRETION (THE “EXPIRATION DATE”).

Each Exchange Offer and Cash Tender Offer is made as a separate, independent offer. The Offers are not conditioned upon any minimum participation of any series of Eligible Bonds. Peru reserves the right, in its sole and absolute discretion, not to accept some or all Eligible Bonds tendered in any Exchange Offer or Cash Tender Offer in respect of one or more series of Eligible Bonds, and any Offer may be subject to proration at the sole discretion of Peru. In addition, Peru reserves the right, in its sole and absolute discretion to modify in any manner, any of the terms and conditions of the Offers. Peru will determine a maximum exchange amount and a maximum purchase amount for the Exchange Offers and Cash Tender Offers, respectively, as part of this process.

Tenders of Eligible Bonds for exchange or cash, as applicable, may be submitted only by direct participants in Depository Trust Company (“DTC”), Euroclear Bank S.A./N.V. (“Euroclear”), or Clearstream Banking, S.A. (“Clearstream”) (each, a “Direct Participant”), in compliance with applicable law. If holders of Eligible Bonds wish to tender or exchange their Eligible Bonds pursuant to the Offers, the holders, the custodial entity or the Direct Participant (as the case may be) through which such holders hold their Eligible Bonds must tender, on or prior to the Expiration Date, by properly instructing the applicable clearing system (DTC, Euroclear or Clearstream) in accordance with the procedures and deadlines established by such clearing system.

Eligible Bonds tendered for exchange or cash pursuant to the Offers may only be withdrawn prior to the Withdrawal Deadline (as defined in the Prospectus Supplement), but not thereafter, and in accordance with the procedures specified in the Prospectus Supplement.

Peru is making the Offers only in those jurisdictions where it is legal to do so. The Offers are void in all jurisdictions where such Offers are prohibited. If materials relating to the Offers come into your possession, you are required by Peru to inform yourself of and to observe all of these restrictions.

Peru has filed a registration statement (including the Prospectus) and the Prospectus Supplement with the Securities and Exchange Commission (the “SEC”). Before you invest, you should read the Prospectus in that registration statement and other documents Peru has filed with the SEC for more complete information about Peru and the Offers. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov/. Alternatively, Peru or any participating joint dealer manager will arrange to send you the Prospectus or the Prospectus Supplement if you request it by calling BNP Paribas Securities Corp. at +1 (888) 210-4358, Citigroup Global Markets Inc. at +1 (800) 558-3745, HSBC Securities (USA) Inc. at +1 (888) HSBC-4LM or Santander US Capital Markets LLC at +1 (855) 404-3636.

The materials relating to the Offers do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law.

FURTHER INFORMATION

The Information and Exchange Agent for the Offers is:

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, NY 10006

United States of America

Attention: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free: (855) 654-2015

Email: contact@gbsc-usa.com

https://www.gbsc-usa.com/peru

The Issuer for the Offers is:

Ministerio de Economía y Finanzas del Perú

Jr. Junín No. 319

Lima, Perú

Email: subastas@mef.gob.pe

DISCLAIMER

The Prospectus Supplement and accompanying Prospectus is not for release, publication or distribution to any person located or resident in any jurisdiction where it is unlawful to distribute the Prospectus Supplement and accompanying Prospectus. Persons into whose possession the Prospectus Supplement and accompanying Prospectus comes are required by Peru, the joint dealer managers and the Information and Exchange Agent to inform themselves about, and to observe, any such restrictions.

This announcement is neither an offer to purchase nor the solicitation of an offer to sell any of the securities described herein, nor shall there be any offer or sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Offers are made solely pursuant to the Prospectus Supplement dated the date hereof and the accompanying Prospectus.

The New Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (11) or Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) No. 2017/1129 (the “Prospectus Regulation”).

Consequently, no key information document required by Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Bonds or otherwise making them available to retail investors in the EEA has been prepared; therefore, offering or selling the New Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Prospectus Supplement has been prepared on the basis that any offer of New Bonds in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of New Bonds.

This announcement must be read in conjunction with the Prospectus Supplement and accompanying Prospectus. This announcement and the Prospectus Supplement and accompanying Prospectus contain important information which should be read carefully before any decision is made with respect to any Offer. If any holder of Eligible Bonds is in any doubt as to the action it should take, it is recommended that such holder seek its own financial and legal advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. None of Peru, the joint dealer managers or the Information and Exchange Agent makes any recommendation as to whether holders of Eligible Bonds should tender or exchange Eligible Bonds or participate in the Offers.

This announcement contains forward-looking statements and information that is necessarily subject to risks, uncertainties and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the terms of any such transactions. Peru assumes no obligation to update or correct the information contained in this announcement.

SOURCE The Republic of Peru